UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

Interim Financial Information

Sendas Distribuidora S.A.

Interim Financial Information for the Quarter Ended March 31, 2022

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31,2022 – SENDAS DISTRIBUIDORA S.A.

Index

Corporate Information / Capital Composition	2
Interim financial information
Individual Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statements of Operations	5
Statements of Comprehensive Income	6
Statements of Changes in Shareholder’ Equity 1/1/2022 to 3/31/2022	7
Statements of Changes in Shareholder’ Equity 1/1/2021 to 3/31/2021	8
Statements of Cash Flows	9

Notes to the consolidated and individual interim financial information	10

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ITR – Interim Financial Information – March 31,2022 – SENDAS DISTRIBUIDORA S.A.
Corporate information / Capital composition

Number of Shares	Current year
(Thousands)	3/31/2022
Share Capital
Common	1,346,914
Preferred	0
Total	1,346,914
Treasury Shares
Common	0
Preferred	0
Total	0

2

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31,2022 – SENDAS DISTRIBUIDORA S.A.

Individual Interim Financial Information / Balance Sheet - Assets
R$ (in thousands)

		Current quarter	Prior period
Account code	Account description	3/31/2022	12/31/2021
1	Total Assets	32,487,000	22,854,000
1.01	Current Assets	12,270,000	8,772,000
1.01.01	Cash and Cash Equivalents	4,389,000	2,550,000
1.01.03	Accounts Receivables	457,000	324,000
1.01.03.01	Trade Receivables	410,000	265,000
1.01.03.02	Other Accounts Receivable	47,000	59,000
1.01.04	Inventories	4,845,000	4,380,000
1.01.06	Recoverable Taxes	1,090,000	876,000
1.01.08	Other Current Assets	1,489,000	642,000
1.01.08.01	Non-current Assets Held for Sale	1,347,000	550,000
1.01.08.01.01	Non-current Assets Held for Sale	1,347,000	550,000
1.01.08.03	Others	142,000	92,000
1.01.08.03.01	Derivative Financial Instruments	11,000	4,000
1.01.08.03.02	Dividends Receivable	16,000	16,000
1.01.08.03.03	Other Current Assets	115,000	72,000
1.02	Non-current Assets	20,217,000	14,082,000
1.02.01	Long-Term Assets	1,795,000	1,086,000
1.02.01.07	Deferred Taxes	55,000	45,000
1.02.01.09	Receivable From Related Parties	855,000	114,000
1.02.01.09.04	Receivable from Others Related Parties	855,000	114,000
1.02.01.10	Other Non-Current Assets	885,000	927,000
1.02.01.10.04	Recoverable Taxes	688,000	770,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	117,000	119,000
1.02.01.10.06	Derivative Financial Instruments	72,000	28,000
1.02.01.10.07	Other Non-current Assets	8,000	10,000
1.02.02	Investments	797,000	789,000
1.02.02.01	Investments in Associates	797,000	789,000
1.02.02.01.03	Joint Venture Participation	797,000	789,000
1.02.03	Property, Plant and Equipment	12,855,000	10,320,000
1.02.04	Intangible Assets	4,770,000	1,887,000

The accompanying notes are integral part of these interim financial information.

3

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31,2022 – SENDAS DISTRIBUIDORA S.A.
Individual Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

		Current quarter	Prior period
Account code	Account description	3/31/2022	12/31/2021
2	Total Liabilities	32,487,000	22,854,000
2.01	Current Liabilities	11,375,000	8,644,000
2.01.01	Payroll and Related Taxes	454,000	425,000
2.01.01.01	Social Taxes	50,000	55,000
2.01.01.02	Payroll Taxes	404,000	370,000
2.01.02	Trade Payables	6,798,000	5,942,000
2.01.03	Taxes and Contributions Payable	139,000	158,000
2.01.04	Borrowings and Financing	302,000	613,000
2.01.04.01	Borrowings and Financing	23,000	433,000
2.01.04.02	Debentures	279,000	180,000
2.01.05	Other Liabilities	3,682,000	1,506,000
2.01.05.01	Payables to Related Parties	2,558,000	368,000
2.01.05.02	Others	1,124,000	1,138,000
2.01.05.02.01	Dividends and Interest on Equity	168,000	168,000
2.01.05.02.08	Financing Related to Acquisition of Assets	178,000	197,000
2.01.05.02.09	Deferred Revenue	331,000	356,000
2.01.05.02.12	Other Current Liabilities	162,000	173,000
2.01.05.02.17	Lease Liability	285,000	244,000
2.02	Non-current Liabilities	18,128,000	11,444,000
2.02.01	Borrowings and Financing	10,697,000	7,420,000
2.02.01.01	Borrowings and Financing	1,528,000	1,154,000
2.02.01.02	Debentures	9,169,000	6,266,000
2.02.02	Other Liabilities	7,225,000	3,819,000
2.02.02.01	Payable to Related Parties	1,477,000	-
2.02.02.01.04	Payable to Other Third Parties	1,477,000	-
2.02.02.02	Others	5,748,000	3,819,000
2.02.02.02.07	Other Non-current Liabilities	13,000	12,000
2.02.02.02.09	Lease Liability	5,735,000	3,807,000
2.02.04	Provision	206,000	205,000
2.03	Shareholders’ Equity	2,984,000	2,766,000
2.03.01	Share Capital	789,000	788,000
2.03.02	Capital Reserves	22,000	18,000
2.03.04	Earnings Reserves	2,175,000	1,961,000
2.03.08	Other Comprehensive Income	(2,000)	(1,000)

The accompanying notes are integral part of these interim financial information.

4

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31,2022 – SENDAS DISTRIBUIDORA S.A.

Individual Interim Financial Information / Statements of Operations
R$ (in thousands)

		Year to date current year	Accumulated for the Prior Year
Account code	Account description	1/1/2022 to 3/31/2022	1/1/2021 to 3/31/2021
3.01	Net Operating Revenue	11,443,000	9,448,000
3.02	Cost of Sales	(9,617,000)	(7,941,000)
3.03	Gross Profit	1,826,000	1,507,000
3.04	Operating Income / Expenses	(1,301,000)	(1,024,000)
3.04.01	Selling Expenses	(929,000)	(756,000)
3.04.02	General and Administrative Expenses	(168,000)	(137,000)
3.04.05	Other Operating Expenses	(212,000)	(146,000)
3.04.05.01	Depreciation/ Amortization	(204,000)	(145,000)
3.04.05.03	Other Operating Expenses	(8,000)	(1,000)
3.04.06	Share of Profit of Associates	8,000	15,000
3.05	Profit from Operations Before Net Financial Expenses	525,000	483,000
3.06	Net Financial Expenses	(302,000)	(134,000)
3.06.01	Financial Income	70,000	17,000
3.06.02	Financial Expenses	(372,000)	(151,000)
3.07	Income Before Income Tax and Social Contribution	223,000	349,000
3.08	Income Tax and Social Contribution	(9,000)	(109,000)
3.08.01	Current	(18,000)	(101,000)
3.08.02	Deferred	9,000	(8,000)
3.09	Net Income from Continued Operations	214,000	240,000
3.11	Net Income for the Period	214,000	240,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share - Total
3.99.01.01	Common	0.158659	0.179104
3.99.02	Diluted Earnings Per Share - Total
3.99.02.01	Common	0.157507	0.179104

The accompanying notes are integral part of these interim financial information.

5

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31,2022 – SENDAS DISTRIBUIDORA S.A.
Individual Interim Financial Information / Statements of Comprehensive Income
R$ (in thousands)
		Year to date current year	Accumulated for the Prior Year
Account code	Account description	1/1/2022 to 3/31/2022	1/1/2021 to 3/31/2021
4.01	Net Income for the Period	214,000	240,000
4.02	Other Comprehensive Income	(1,000)	-
4.02.04	Fair Value of Expected Credit Loss	(2,000)	-
4.02.06	Income Taxes over Other Comprehensive Income	1,000	-
4.03	Total Comprehensive Income for the Period	213,000	240,000

The accompanying notes are integral part of these interim financial information.

6

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31,2022 – SENDAS DISTRIBUIDORA S.A.
Individual Interim Financial Information / Statements of Changes in Shareholders' Equity 1/1/2022 to 3/31/2022
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.03	Adjusted Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.04	Capital Transactions with Shareholders	1,000	4,000	-	-	-	5,000
5.04.01	Capital Contribution	1,000	-	-	-	-	1,000
5.04.03	Stock Options Granted	-	4,000	-	-	-	4,000
5.05	Total Comprehensive Income	-	-	-	214,000	(1,000)	213,000
5.05.01	Net Income for the Period	-	-	-	214,000	-	214,000
5.05.02	Other comprehensive income	-	-	-	-	(1,000)	(1,000)
5.05.02.07	Fair Value of Expected Credit Loss	-	-	-	-	(2,000)	(2,000)
5.05.02.09	Tax over Other Comprehensive Income	-		-	-	1,000	1,000
5.06	Shareholders' Equity	-	-	163,000	(163,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	163,000	(163,000)	-	-
5.07	Closing Balance	789,000	22,000	2,124,000	51,000	(2,000)	2,984,000

The accompanying notes are integral part of these interim financial information.

7

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31,2022 – SENDAS DISTRIBUIDORA S.A.

Individual Interim Financial Information / Statements of Changes in Shareholders' Equity 1/1/2021 to 3/31/2021
R$ (in thousands)
Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Shareholders' equity
5.01	Opening Balance	761,000	4,000	582,000	-	1,347,000
5.03	Adjusted Opening Balance	761,000	4,000	582,000	-	1,347,000
5.04	Capital Transactions with Shareholders	-	3,000	-	-	3,000
5.04.03	Stock Options Granted	-	3,000	-	-	3,000
5.05	Total Comprehensive Income	-	-	-	240,000	240,000
5.05.01	Net Income for the Period	-	-	-	240,000	240,000
5.07	Closing Balance	761,000	7,000	582,000	240,000	1,590,000

The accompanying notes are integral part of these interim financial information.

8

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR – Interim Financial Information – March 31,2022 – SENDAS DISTRIBUIDORA S.A.

Individual Interim Financial Information / Statements of Cash Flows - Indirect method
R$ (in thousands)

		Year to date current year	Accumulated for the prior year
Account code	Account description	1/1/2022 to 3/31/2022	1/1/2021 to 3/31/2021
6.01	Net Cash Operating Activities	853,000	(219,000)
6.01.01	Cash Provided By the Operations	870,000	603,000
6.01.01.01	Net Income for the Period	214,000	240,000
6.01.01.02	Deferred Income Tax and Social Contribution	(9,000)	9,000
6.01.01.03	Loss (Gain) of Disposal of Property and Equipment and Lease	3,000	(2,000)
6.01.01.04	Depreciation and Amortization	219,000	157,000
6.01.01.05	Interest and Monetary Correction	352,000	148,000
6.01.01.07	Share of Profit of Associates	(8,000)	(15,000)
6.01.01.08	Provision for Legal Proceedings	13,000	1,000
6.01.01.10	Provision for Stock Option	4,000	3,000
6.01.01.11	Allowance for Doubtful Accounts	3,000	(1,000)
6.01.01.13	Provision for Allowance for Inventory Losses and Damages	79,000	63,000
6.01.02	Variations in Assets and Liabilities	(17,000)	(822,000)
6.01.02.01	Trade Receivables	(148,000)	(17,000)
6.01.02.02	Inventories	(544,000)	240,000
6.01.02.03	Recoverables Taxes	(132,000)	297,000
6.01.02.04	Other Assets	(29,000)	(54,000)
6.01.02.05	Related Parties	18,000	38,000
6.01.02.06	Restricted Deposits for Legal Proceedings	2,000	1,000
6.01.02.07	Trade Payables	856,000	(927,000)
6.01.02.08	Payroll and Related Taxes	29,000	39,000
6.01.02.09	Taxes and Social Contributions Payble	(19,000)	(146,000)
6.01.02.10	Provision for Legal Proceedings	(14,000)	(4,000)
6.01.02.11	Deferred Revenue	(25,000)	(58,000)
6.01.02.12	Other Liabilities	(11,000)	(52,000)
6.01.02.13	Income Tax and Social Contribution, Paid	-	(179,000)
6.02	Net Cash of Investing Activities	(1,527,000)	(177,000)
6.02.02	Acquisition of Property, Plant and Equipment	(675,000)	(174,000)
6.02.03	Acquisition of Intangible Assets	(602,000)	(3,000)
6.02.11	Acquisition of Assets held for Sale	(250,000)	-
6.03	Net Cash of Financing Activities	2,513,000	(372,000)
6.03.01	Capital Contribution	1,000	-
6.03.02	Funding of Borrowings and Financing	2,731,000	-
6.03.03	Payment of Borrowings and Financing	(13,000)	(204,000)
6.03.04	Payment of Interest on Borrowings and Financing	(43,000)	(71,000)
6.03.09	Payment of Lease Liability	(50,000)	(36,000)
6.03.10	Payment of interest on lease liability	(113,000)	(61,000)
6.05	Increase (Decrease) in Cash and Equivalents	1,839,000	(768,000)
6.05.01	Cash and Cash Equivalents at the beginning of the Period	2,550,000	3,532,000
6.05.02	Cash and Cash Equivalents at the end of the Period	4,389,000	2,764,000

The accompanying notes are integral part of these interim financial information.

9

1	CORPORATE INFORMATION

Sendas Distribuidora S.A. (the “Company” or “Sendas”) is a publicly listed company under the segment Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (B3), under the code "ASAI3" and on the New York Stock Exchange (NYSE), under the ticker "ASAI". The Company is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its chain of stores, represented by the banner “ASSAÍ”. The Company based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ. On March 31, 2022, the Company operated 216 stores and 13 Distribution Centers which are present in all five regions of the country acting working in 23 states and in the Federal District.

The Company is a direct subsidiary of Wilkes Participações S.A. (“Wilkes”).

1.1	Conversion of Extra Hiper stores into Assaí

On October 14, 2021, the Board of Directors of the Company and Grupo Pão de Açúcar ("GPA") approved a transaction involving the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores, operated by the Company under the ASSAÍ brand (“Transaction”).

On December 16, 2021, the Company and GPA signed the “Agreement for Onerous Assignment of Exploration Rights of Commercial Points and Other Agreements” (the “Agreement”), governing the assignment to ASSAÍ of the exploitation rights of up to 70 commercial points located in several states in Brazil, 17 properties owned by GPA and 53 properties owned by third parties, for the total amount of up to R$3,973, to be paid by the Company, which may also involve the acquisition of some existing equipment in the stores.

The closing of the transaction provided for the Agreement is subject to the fulfillment of certain conditions, including, but not limited to, obtaining the previus consent of the property owners and demobilization of the stores by GPA, with deadline to complete the assignment of all commercial points to the Company is May 31, 2022, and this transaction is not subject of approval by competition authorities.

On March 31, 2022, the Company and GPA signed the purchase and sale of 40 commercial points (20 commercial points on December 31, 2021) including the 17 properties owned by GPA in the amount of R$1,200, located in the Southeast, North, Northeast, Midwest regions and in the Federal District, which had overcome the previous conditions, see notes 9 and 12. The Company made the total payment in the amount of R$1,850 (R$850 on March 31, 2022 and R$1,000 on December 31, 2021) to GPA related to these acquisitions. Property, plant and equipment acquired from the 17 properties owned by GPA are recorded under “Assets held for sale”, in the amount of R$1,200 (R$403 on December 31, 2021) , see note 26.

In parallel with the Transaction, GPA and the Company sold the 17 owned properties with a sale price of R$1,200, to a certain real estate fund (“Fund”) with the intervention and guarantee of the Company.

On March 31, 2022, the Company concluded the assignment of the exploitation rights of 40 properties, 20 properties on December 31, 2021, totaling 60 properties. The expectation for completion of the other 10 properties is by the end of May 2022.

1.2	Impacts of the pandemic on the Company’s financial statements

Since December 2019, we face the pandemic COVID-19. The Company has been monitoring the impacts on its operations. Management took actions, among them, we appointed a crisis committee composed of senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

The Company implemented all the measures to mitigate the transmission of virus at our stores, distribution centers, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

Since the beginning of the COVID-19 outbreak, our stores have remained open during periods of general lockdown, as we are considered an essential service. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

On March 10, 2020, CVM issued circular letter CVM-SNC/SEP No. 02/2020 and on January 29, 2021 issued circular letter CVM-SNC/SEP No. 01/2021, guiding publicly held Companies to carefully assess the impacts of COVID-19 on their business and report in the financial statements the main risks and uncertainties as result of such analysis, following the applicable accounting standards.

In this regard, the Company fully analyzed its financial statements, in addition to updating the analyses of going concern. Below are the key topics analyzed:

• The Company reviewed its budget, adopted to estimate the calculation of the recovery of store assets and intangible assets on December 31, 2021, and no significant reductions were seen in revenues, and in other items of the income statement to evidence impairment of these assets. Due to uncertainties concerning the end of the pandemic and its macroeconomic effects, the Company analyzed the indication of impairment for certain assets and, accordingly, updated its impairment tests. There were no new elements in the period ended March 31, 2022 that the Company's need to review the asset recovery test.

10

The recoverable value is determined by calculating the value in use, from cash projections deriving from financial budgets, which were reviewed and approved by senior management for the next three years, considering the assumptions updated for December 31, 2020. The discount rate applied to cash flow projections is 10.40% on December 31, 2021 (9.80% on December 31, 2020), and the cash flows to exceed three years are extrapolated, applying a growth rate of 6.60% on December 31, 2021 (4.62% on December 31, 2020). As a result of this analysis, we did not identify the need for recording a provision for impairment of these assets.

• The Company analyzed the collection of balances of trade receivables from credit card operators, clients, galleries at our stores, property rentals, and concluded that, at this point, it is not necessary to record provisions for losses, in addition to those already recorded;

• Concerning inventories, the Company does not foresee the need to make a market price adjustment;

• Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars;

• At this point, the Company does not foresee additional funding; and

• Finally, the costs necessary to adapt the Company’s stores to serve the public were not significant.

In summary, according to Management’s estimates and the monitoring of the impacts of the pandemic, including the Omicron variant, there are no effects that should be recorded in the Company’s interim financial information for the period ended March 31, 2022, nor are there any effects on the continuity and / or estimates of the Company that would justify changes or recording provisions in addition to those already disclosed. The Company will continue to monitor and evaluate the impacts and, make the disclosures.

1.3	Possible impacts of the military conflict between Russia and Ukraine on the interim financial information

Our business could be adversely affected by unstable economic and political conditions and geopolitical conflicts, such as the conflict between Russia and Ukraine. While we do not have any customer or direct supplier relationships in either country at this time, the current military conflict, and related sanctions, as well as export/import controls or actions that may be initiated by nations including Brazil and other potential uncertainties could adversely affect our business and/or our supply chain, business partners or customers, and could cause changes in our customers buying patterns and interrupt our ability to supply products.

Inflation, energy and commodities costs may fluctuate as a result the conflict between Russia and Ukraine and related economic sanctions. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase products from our suppliers. A continual rise in energy and commodities costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

While the precise effect of the ongoing military conflict and global economies remains uncertain, they have already resulted in significant volatility in financial markets, as well as in an increase in energy and commodity prices globally. In the event geopolitical tensions fail to abate or deteriorate further, additional governmental sanctions may be enacted adversely impacting the global economy, its banking and monetary systems, markets or customers for our products.

The Company does not operate in these countries, but will continue to monitor the impacts of the war. On March 31,2022, there are no effects that should be recorded in the Company's interim financial information, nor are there any effects on the Company's continuity and/or estimates that would justify changes or recording of provisions, in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, will make the corresponding disclosures.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE INTERIM FINANCIAL INFORMATION

The interim financial information have been prepared in accordance with IAS 34 – Interim Financial Reporting issued by International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

The interim financial information have been prepared on the historical cost basis, except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. All relevant information in the interim financial information, is being evidenced by and correspond to that used by management in the admnistration of the Company.

The interim financial information are presented in millions of Brazilian Reais (R$), which is the functional currency of the Company.

The interim financial information for the period ended March 31, 2022, were approved by the Board of Directors on May 9, 2022.

3	SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies and practices applied by the Company to the preparation of the interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2021, and, therefore, it should be read together.

11

3.1	Standards, amendments and interpretation

	There were no new standards, amendments and interpretation issued that must be disclosed for the three-month period ended March 31, 2022.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

	The preparation of the interim financial information requires Management to makes judgments estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in future periods.

	The significant assumptions and estimates applied on the preparation of the interim financial information for the period ended March 31, 2022, were the same as those adopted in the financial statements for the year ended December 31, 2021, see note 6.

5	CASH AND CASH EQUIVALENTS

						3/31/2022	12/31/2021
	Cash and bank accounts - Brazil					92	74
	Cash and bank accounts - Abroad (i)					22	25
	Financial investments - Brazil (ii)					4,275	2,451
						4,389	2,550

	(i) On March 31, 2022, the Company had funds held abroad, being R$22 in US Dollars (R$25 in US Dollars on December 31, 2021).

	(ii) On March 31, 2022, the financial investments correspond to the repurchase and resale agreements, yielded by the weighted average of 101.78% of CDI - Interbank Deposit Certificate (109.64% of CDI on December 31, 2021) and redeemable within terms less than 90 days, as of the date of investment, without losing income.

6	TRADE RECEIVABLES

					Note	3/31/2022	12/31/2021
	From sales with:
	Credit card companies				6.1	204	75
	Credit card companies with related parties				9.1	18	24
	Sales ticket and payment slips				6.2	154	118
	Trade receivables with related parties				9.1	24	31
	Trade receivables with suppliers/payment slips					19	23
						419	271
	Expected credit loss for doubtful accounts				6.3	(9)	(6)
						410	265

	Set forth below the breakdown of trade receivables by their gross amount by maturity period:

				Overdue
		Total	Due	Up to 30 days	> 90 days
	3/31/2022	419	416	2	1
	12/31/2021	271	269	1	1

6.1	Credit card companies

	The Company, through the cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

6.2	Sales ticket and payment slips

	Refers to amounts arising from transactions through receipts: (i) tickets and meal vouchers R$58 (R$56 on December 31, 2021); and (ii) payment slips R$96 (R$62 on December 31, 2021).

6.3	Expected credit loss for doubtful accounts

						3/31/2022	3/31/2021
	At the beginning of the period					(6)	(4)
	Additions					(8)	(3)
	Reversals					5	2
	At the end of the period					(9)	(5)

7	INVENTORIES

					Note	3/31/2022	12/31/2021
	Stores					4,309	3,955
	Distribution centers					1,032	878
	Commercial agreements				7.1	(472)	(416)
	Allowance for loss on inventory obsolescence and damages				7.2	(24)	(37)
						4,845	4,380

12

7.1	Commercial agreements

	On March 31, 2022, the amount of unrealized commercial agreements, as a reduction of inventory balance, totaled R$472 (R$416 on December 31, 2021).

7.2	Allowance for loss on inventory obsolescence and damages

				3/31/2022	3/31/2021
	At the beginning of the period			(37)	(51)
	Additions			(85)	(69)
	Reversals			6	6
	Write-offs			92	94
	At the end of the period			(24)	(20)

8	RECOVERABLE TAXES

			Note	3/31/2022	12/31/2021
	State VAT tax credits - ICMS		8.1	1,174	1,153
	Social Integration Program and Contribution for Social Security Financing - PIS/COFINS		8.2	464	370
	Social Security Contribution - INSS			62	54
	Income tax and social contribution			64	61
	Others			14	8
	Total			1,778	1,646

	Current			1,090	876
	Non-current			688	770

8.1	State VAT tax credits - ICMS

	Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. The referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from a manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail assumes that the trading cycle of these products will end in the State, such that ICMS is fully owed to such State.

	The refund process requires evidence through tax documents and digital files of transactions made, entitling the Company to such a refund. Only after ratification by State tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after these are generated.

	Since the number of items traded at the retail subject to tax replacement has been continuously increasing, the tax credit to be refunded by the Company has also grown. The Company has been realizing referred credits with authorization for immediate offset with those credits due in view of its operations, through the special regime, also other procedures regulated by state rules.

	With respect to credits that cannot yet be immediately offset, the Company's Management, based on a technical recovery study, based on the future expectation of growth and consequent compensation with taxes payable arising from its operations, believes that its future compensation is viable. The studies mentioned are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information on March 31, 2022, the Company's management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below:

	Year	Amount
	In 1 year	505
	From 1 to 2 years	442
	From 2 to 3 years	58
	From 3 to 4 years	48
	From 4 to 5 years	34
	After 5 years	87
	Total	1,174

8.2	PIS and COFINS credits

	On March 15, 2017, the Federal Supreme Court (“STF”) recognized, as a matter of general repercussion, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices.

	The STF decided to modulate the effects of the decision, providing that taxpayers who distributed lawsuits before March 15, 2017 or who had administrative proceedings in progress before that same date, would be have rights to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is binding on all judges and courts. The Company filed a lawsuit on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

	Currently the Company, according to the favorable judgment of the Supreme Court, has been recognizing the exclusion of ICMS from the PIS and COFINS calculation basis, based on the same assumptions mentioned previously.

13

9	RELATED PARTIES

9.1	Balances and related party transactions

		Assets				Liabilities				Transactions
		Clients		Other assets		Suppliers		Other liabilities		Revenue (expenses)
		3/31/2022	12/31/2021	3/31/2022	12/31/2021	3/31/2022	12/31/2021	3/31/2022	12/31/2021	3/31/2022	3/31/2021
	Controlling shareholders
	Wilkes Participações S.A.	-	-	-	-	-	-	2	2	(2)	(1)
	Euris	-	-	-	-	-	-	1	1	(1)	-
	Casino Guichard Perrachon	13	13	-	-	-	-	-	-	(13)	(16)
		13	13	-	-	-	-	3	3	(16)	(17)
	Other related parties
	GPA (i)	11	18	842	100	16	8	4,032	365	(92)	(6)
	Compre Bem	-	-	-	-	-	-	-	-	-	1
	Greenyellow	-	-	-	-	-	-	-	-	(8)	(7)
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	18	24	13	14	10	14	-	-	6	2
		29	42	855	114	26	22	4,032	365	(94)	(10)
	Total	42	55	855	114	26	22	4,035	368	(110)	(27)

	Current	42	55	-	-	26	22	2,558	368
	Non-current	-	-	855	114	-	-	1,477	-

	(i) On March 31, 2022, the Company has to pay to GPA the amount of R$3,858 (R$2,658 refers to the acquisition of commercial points and R$1,200 refers to assets held for sale, see note 26) and made the advance of R$750 for the acquisition of the 60 commercial points, see note 1.1.

14

9.2	Management compensation

	Expenses referring to the statutory executive board compensation recorded in the Company’s statement of operations in the periods ended March 31, 2022 and 2021 as follows (amounts expressed in thousands reais):

		Base salary		Variable compensation		Stock option plan		Total
		2022	2021	2022	2021	2022	2021	2022	2021
	Board of director	3,963	-	-	-	1,673	-	5,636	-
	Executive officers	9,215	6,323	6,344	3,458	2,138	2,077	17,697	11,858
	Fiscal council	130	-	-	-	-	-	130	-
		13,308	6,323	6,344	3,458	3,811	2,077	23,463	11,858

	The stock option plan refors to the Company's executives at Sendas and GPA shares and these plans have been trated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term or long-term benefits granted to members of the Company's management.

10	INVESTMENTS

	The details of the Company's joint venture at the end of the period are show below:

							Participation in investments - %
							Direct participation
	Investment type	Company				Country	3/31/2022	12/31/2021

	Joint venture	Bellamar Empreendimento e Participações S.A.				Brazil	50.00	50.00

	Investments composition and breakdown

					Bellamar
	As of December 31, 2020				769
	Share of profit of associates				15
	As of March 31, 2021				784

	As of December 31, 2021				789
	Share of profit of associates				8
	As of March 31, 2022				797

10.1	Join venture

	The Company’s investment in Bellamar is recognized as a joint venture and is recorded through the equity method, in accordance with account standard CPC 18 (R2)/ IAS 28 – Investments in associates and joint ventures. Based on equity method, the investment in a joint venture should be recognized by the cost, on the beginning. The account value of investment is adjusted for variation recognition purposes related to Company’s participation on shareholders’ equity of joint venture after the acquisition date.

	The joint venture’s interim financial information is prepared on the same period basis of disclosure that the Company. When necessary, adjustments are made to ensure that polices are aligned with the Company’s.

	After the method equity is applied, the Company determines if it is necessary recognize additional loss of recuperable value over investments related to the joint venture. The Company will determine, on each annual closing date of balance sheet, if exists objective evidence that means the investment on joint venture suffered loss due to the reduction of recuperable value. In case of such loss is identified, the Company calculates the value of loss due to the reduction of recuperable value as a difference between the joint venture’s recuperable value and the carrying amount and recognizes the loss on its statement of operations. On December 31, 2021, the Company performed the analysis to verify whether the investment in its Joint Venture might not be recoverable, based on the tests performed, there was no need to recognize an impairment.

15

11	PROPERTY, PLANT AND EQUIPMENT

11.1	Property, plant and equipment breakdown

		As of December 31, 2021	Additions	Lease modification	Write-off	Depreciation	Transfers and others	As of March 31, 2022
	Lands	570	46	-	-	-	(1)	615
	Buildings	656	32	-	-	(4)	(3)	681
	Improvements	3,596	520	-	(1)	(66)	29	4,078
	Equipment	828	82	-	(1)	(40)	6	875
	Facilities	362	29	-	-	(8)	1	384
	Furnitures and appliances	416	23	-	-	(16)	42	465
	Constructions in progress	235	28	-	-	-	(64)	199
	Others	37	3	-	(1)	(1)	7	45
	Subtotal	6,700	763	-	(3)	(135)	17	7,342
	Lease - right of use:
	Buildings	3,604	1,842	145	-	(75)	(17)	5,499
	Equipment	16	-	-	(1)	(1)	-	14
	Subtotal	3,620	1,842	145	(1)	(76)	(17)	5,513
	Total	10,320	2,605	145	(4)	(211)	-	12,855

		As of December 31, 2020	Additions	Lease modification	Write-off	Depreciation	Transfers and others	As of March 31, 2021
	Lands	481	4	-	-	-	-	485
	Buildings	609	21	-	-	(4)	-	626
	Improvements	2,598	69	-	(1)	(43)	11	2,634
	Equipment	635	21	-	-	(30)	4	630
	Facilities	269	6	-	-	(6)	1	270
	Furnitures and appliances	340	6	-	-	(12)	4	338
	Constructions in progress	78	34	-	-	-	(29)	83
	Others	37	2	-	-	(4)	6	41
	Subtotal	5,047	163	-	(1)	(99)	(3)	5,107
	Lease - right of use:
	Buildings	2,423	61	103	(45)	(55)	4	2,491
	Equipment	6	-	-	-	-	(1)	5
	Subtotal	2,429	61	103	(45)	(55)	3	2,496
	Total	7,476	224	103	(46)	(154)	-	7,603

11.2	Composition of Property, plant and equipment
				3/31/2022			12/31/2021
				Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
	Lands			615	-	615	570	-	570
	Buildings			797	(116)	681	767	(111)	656
	Improvements			4,933	(855)	4,078	4,387	(791)	3,596
	Equipment			1,458	(583)	875	1,373	(545)	828
	Facilities			501	(117)	384	472	(110)	362
	Furnitures and appliances			699	(234)	465	635	(219)	416
	Constructions in progress			199	-	199	235	-	235
	Others			127	(82)	45	115	(78)	37
				9,329	(1,987)	7,342	8,554	(1,854)	6,700
	Financial lease
	Buildings			6,553	(1,054)	5,499	4,566	(962)	3,604
	Equipment			61	(47)	14	61	(45)	16
				6,614	(1,101)	5,513	4,627	(1,007)	3,620
	Total property, plant and equipment			15,943	(3,088)	12,855	13,181	(2,861)	10,320

16

11.3	Capitalized borrowing costs

	The capitalized borrowing costs for the period ended March 31, 2022 were R$107 (R$2 on March 31, 2021). The rate used for the capitalization of borrowing costs was 127.53% (141.75% on March 31, 2021) of CDI, corresponding to the effective interest rate of loans taken by the Company.

11.4	Additions to property, plant and equipment for cash flow presentation purpose

			3/31/2022	3/31/2021
	Additions		2,605	224
	Leases		(1,842)	(61)
	Capitalized interest		(107)	(2)
	Acquisiton of property, plant and equipment - Additions		(751)	(149)
	Acquisiton of property, plant and equipment - Payments		770	162
	Total		675	174

	Additions related to the acquisition of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

11.5	Other information

	On March 31, 2022, the Company recorded in the cost of sales and services the amount of R$15 (R$12 on March 31, 2021), relating to the depreciation of machinery, building and facilities of distribution centers.

12	INTANGIBLE ASSETS

		12/31/2021	Additions	Amortization	3/31/2022

	Goodwill	618	-	-	618
	Softwares	75	2	(5)	72
	Commercial rights (i)	1,136	2,889	(2)	4,023
	Tradename	39	-	-	39
	Subtotal	1,868	2,891	(7)	4,752
	Lease - right of use:
	Assets and rights	19	-	(1)	18
	Subtotal	19	-	(1)	18
	Total	1,887	2,891	(8)	4,770

		12/31/2020	Additions	Amortization	3/31/2021

	Goodwill	618	-	-	618
	Softwares	70	3	(3)	70
	Commercial rights	310	-	-	310
	Tradename	39	-	-	39
	Total	1,037	3	(3)	1,037

	(i) In the period ended March 31, 2022, in the Additions column, are shown the amounts related to the acquisition of the 40 commercial points from Extra Hiper stores, in the amount of R$2,889 see note 1.1.

		3/31/2022			12/31/2021
		Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

	Goodwill	871	(253)	618	871	(253)	618
	Softwares	134	(62)	72	133	(58)	75
	Commercial rights	4,048	(25)	4,023	1,160	(24)	1,136
	Tradename	39	-	39	39	-	39
		5,092	(340)	4,752	2,203	(335)	1,868
	Lease - right of use:
	Assets and rights	27	(9)	18	28	(9)	19
	Total of intangible assets	5,119	(349)	4,770	2,231	(344)	1,887

12.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

	The impairment test of intangible assets uses the same practices described in note 13.1 as part of financial statements on December 31, 2021.

	On December 31, 2021, the Company revised the plan used to assess impairment for Cash Generating Units (CGUs) and there is no significant deviation which could indicates losses or the need of a new evaluation for the period ended March 31, 2022.

12.2	Additions to intangible assets for cash flow presentation purpose

			3/31/2022	3/31/2021
	Additions		2,891	3
	Acquisition of intangible assets - Additions		(2,889)	-
	Acquisition of intangible assets - Payments		600	-
	Total		602	3

17

13	TRADE PAYABLES

		Note	3/31/2022	12/31/2021
	Product suppliers		7,160	6,422
	Service providers		118	74
	Service providers - related parties	9.1	26	22
	Bonuses from suppliers	13.1	(506)	(576)
	Total		6,798	5,942

13.1	Bonuses from suppliers

	These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

14	FINANCIAL INSTRUMENTS

	The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

			Note	3/31/2022	12/31/2021
	Financial assets
	Amortized cost
	Cash and cash equivalentes		5	4,389	2,550
	Related parties - assets		9.1	855	114
	Trade receivables and other accounts receivable			177	169
	Fair value through income
	Gain of financial instruments - fair value hedge		14.6.1	83	32
	Fair value through other comprehensive income
	Trade receivables with credit card companies and sales tickets			280	155
	Financial liabilities
	Other financial liabilities - amortized cost
	Related parties - liabilities		9.1	(4,035)	(368)
	Trade payables		13	(6,798)	(5,942)
	Financing through acquisition of assets			(178)	(197)
	Borrowings and financing		14.6.1	(1,206)	(1,210)
	Debenture		14.7	(9,448)	(6,446)
	Lease liabilities		16.1	(6,020)	(4,051)
	Fair value through income
	Borrowings and financing, including derivatives		14.6.1	(296)	(341)
	Loss of financial instruments - fair value hedge		14.6.1	(49)	(36)
	Net exposure			(22,245)	(15,571)

	The fair value of other financial instruments described on the table above approximates to the carrying amount based on the existing payments terms. Financial instruments measured at amortized cost, whose fair values differ from carrying amount are disclosed in note 14.4.

14.1	Considerations on risk factors that may affect the Company's business

14.1.1	Credit Risk

	• Cash and cash equivalents

	In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

	• Trade receivables

	Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitor the risk through the credit concession and by period analysis of the provision for losses.

	The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

	There are no amounts receivable or sales that are individually, higher than 5% of trade receivables or sales.

14.1.2	Interest rate risk

	The Company obtains borrowings and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI Indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

18

14.1.3	Foreign currency exchange rate risk

	The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

14.1.4	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and adjusts taking into account changes in the economic conditions.

	The capital structure is thus demonstrated:

				3/31/2022	12/31/2021

	Borrowings, financing and debentures			(10,999)	(8,033)
	(-) Cash and cash equivalents			4,389	2,550
	(-) Derivative financial instruments			83	32
	Net debt			(6,527)	(5,451)

	Shareholders’ equity			2,984	2,766
	% Net debt over Shareholders’ equity			219%	197%

14.1.5	Liquidity risk management

	The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities on March 31, 2022.

		Less than 1 year	1 to 5 years	More than 5 years	Total
	Borrowings and financing	169	1,668	14	1,851
	Debenture	785	8,169	4,751	13,705
	Derivative financial instruments	135	163	220	518
	Lease liabilities	919	4,248	8,642	13,809
	Trade payable	6,798	-	-	6,798
	Total	8,806	14,248	13,627	36,681

	The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves for the period ended March 31, 2022. Therefore, certain balances are not consistent with the balances reported in the balance sheet.

14.2	Derivative financial instruments

			Notional value		Fair value
			3/31/2022	12/31/2021	3/31/2022	12/31/2021
	Swap with hedge accounting
	Hedge purpose (debt)		1,888	1,888	1,841	1,869

	Long Position
	Fixed rate		106	106	59	60
	USD + Fixed		282	282	237	281
	Hedge - CRI		1,500	1,500	1,546	1,528

	Short Position		(1,888)	(1,888)	(1,808)	(1,873)

	Net hedge position		-	-	34	(4)

	Realized and unrealized gains and losses on these contracts during the period ended March 31, 2022, are recorded as financial income or expenses and the balance receivable at fair value is R$34 (balance payable of R$4 on December 31, 2021). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

	The effects of the fair value hedge recorded in the statement of operations for the period ended March 31, 2022, resulted in a loss of R$4, recorded under debt of cost, note 23 (loss R$10 on March 31, 2021).

14.2.1	Fair values of derivative financial instruments

	Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

	Fair values are calculated using projected the future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

	The fair value of exchange coupon swaps versus CDI rate was determined based on market exchange rates effective at the date of the financial statements and projected based on the currency coupon curves.

	In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

19

14.3	Sensitivity analysis of financial instruments

	The market curves (currencies and interest) of B3 were considered as the most likely scenario, in Management's assessment, on the maturity dates of each of the operations.

	Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect, a deterioration from 25% to 50% was taken into account, respectively, on risk variables, up to one year of financial instruments.

	For the probable scenario, the weighted exchange rate defined was R$5.23 on the due date, and the weighted interest rate was 12.71% per year.

	In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the aforementioned scenarios.

							Market projections
	Transactions	Note	Risk (CDI Increase)		Carrying Amount	As of 3/31/2022	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings and financing	14.6.1	CDI + 1.94% per year		1,502	(1,452)	(197)	(246)	(296)
	Fixed rate swap contract (gain)	14.6.1	TR + 9.80%		(83)	(56)	(54)	(60)	(67)
	Exchange swap contract (loss)	14.6.1	CDI + 1.35%per year		49	(287)	(75)	(95)	(116)
	Debentures	14.6.1	CDI + 1.37% per year		9,448	(9,538)	(1,297)	(1,621)	(1,945)
	Total net effect (loss)				10,916	(11,333)	(1,623)	(2,022)	(2,424)

	Cash equivalents	5	101.78%			4,389	549	687	824

	Net exposure loss					(6,944)	(1,074)	(1,335)	(1,600)

14.4	Fair values measurement

	The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 / IFRS 13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance date considering quoted (unadjusted) market prices in active markets for identical assets or liabilities which the Company can access at the measure date.

	Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable, except for quoted prices included on Level 1.

	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the interim financial information:

			Carrying amount		Fair value
			3/31/2022	12/31/2021	3/31/2022	12/31/2021	Level
	Trade receivables with credit cards companies and sales vouchers		280	155	280	155	2
	Swaps of annual rates between currencies		(49)	(11)	(49)	(11)	2
	Interest rate swaps		3	4	3	4	2
	Interest rate swaps - CRI		80	3	80	3	2
	Borrowings and financing (fair value)		(296)	(341)	(295)	(341)	2
	Borrowings and financing (amortized cost)		(10,654)	(7,656)	(10,347)	(7,372)	2
			(10,636)	(7,846)	(10,328)	(7,562)

	There were no changes between fair value measurement hierarchy levels during the period ended March 31, 2022.

	Interest rate swaps, cross-currency and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

14.5	Operations with derivative financial instruments

	The Company has derivative contracts with the following financial institutions: Itaú BBA, Scotiabank and BR Partners.

	The outstanding derivative financial instruments are presented in the table below:

	Description	Notional value		Due date		3/31/2022	12/31/2021
	Debt
	USD - BRL	USD 50		2023		(49)	(11)

	Debt
	CRI - BRL	$1,500		2028 and 2031		80	3

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI	$54		2027		1	2
	Pre-fixed rate x CDI	$52		2027		2	2
	Derivatives - Fair value hedge - Brazil					34	(4)

20

14.6	Borrowings and financing

14.6.1	Debt composition

		Weighted average	3/31/2022	12/31/2021
	Current
	Debenture and promissory notes	CDI + 1.06% per year	296	194
	Borrowing costs		(17)	(14)
	Total debenture and promissory notes		279	180

	Borrowings and financing
	In national currency
	Working capital	TR + 9.80%	12	14
	Working capital	CDI + 1.80% per year.	15	419
	Borrowing costs		(4)	(4)
	Total national currency		23	429
	In foreign currency
	Working capital	CDI + 1.25% per year	-	1
	Total in foreign currency		-	1
	Total of borrowings and financing		23	430
	Derivative financial instruments
	Swap contracts	CDI + 0.86% per year	(11)	(4)
	Swap contracts	CDI + 1.35% per year	-	3
	Total derivative financial instruments		(11)	(1)
	Total current		291	609

		Weighted average	3/31/2022	12/31/2021
	Non-current
	Debenture and promissory notes	CDI + 1.38% per year	9,241	6,329
	Borrowing costs		(72)	(63)
	Total debenture and promissory notes		9,169	6,266

	Borrowings and financing
	In national currency
	Working capital	TR + 9.80%	46	47
	Working capital	CDI + 1.54% per year	1,201	800
	Borrowing costs		(5)	(5)
	Total of national currrency		1,242	842
	In foreign currency
	Working capital	CDI + 1.25% per year	237	279
	Total of foreign currency		237	279
	Total of borrowings and financing		1,479	1,121
	Derivative financial instruments
	Swap contracts	CDI + 0.03% per year	(72)	(28)
	Swap contracts	CDI + 1.35% per year	49	33
	Total derivative financial instruments		(23)	5
	Total of non-current		10,625	7,392

	Total		10,916	8,001

	Current asset		11	4
	Non-current asset		72	28
	Current liabilities		302	613
	Non-current liabilities		10,697	7,420

14.6.2	Rollforward of borrowings and financing

		Value
	Balance on December 31, 2020	7,763
	Interest provision	82
	Swap contracts	(10)
	Mark-to-market	2
	Exchange rate and monetary variation	9
	Debt modification effect IFRS 9	(13)
	Borrowing costs	6
	Interest amortization	(71)
	Principal amortization	(271)
	Swap amortization	67
	Balance on March 31, 2021	7,564

21

				Value
	Balance on December 31, 2021			8,001
	Funding			2,731
	Interest provision			302
	Swap contracts			32
	Mark-to-market			(58)
	Exchange rate and monetary variation			(42)
	Borrowing costs			6
	Interest amortization			(43)
	Principal amortization			(3)
	Swap amortization			(10)
	Balance on March 31, 2022			10,916

14.6.3	Schedule of non-current maturities

	Maturity	Value
	From 1 to 2 years	1,372
	From 2 to 3 years	3,898
	From 3 to 4 years	825
	From 4 to 5 years	470
	After 5 years	4,137
	Total	10,702

	Borrowing cost	(77)
	Total	10,625

14.7	Debenture and promissory notes

						Date
			Type	Issue amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	3/31/2022	12/31/2021
	First Issue of Promissory Notes - 3rd series		Non-preemptive right	50	1	7/4/2019	7/4/2022	CDI + 0.72% per year	57,549,094	58	57
	First Issue of Promissory Notes - 4th series		Non-preemptive right	250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	57,549,094	288	281
	First Issue of Promissory Notes - 5th series		Non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	57,549,094	230	225
	First Issue of Promissory Notes - 6th series		Non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	57,549,094	230	225
	Second Issue of Debentures - 1st series		Non-preemptive right	940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,040	978	951
	Second Issue of Debentures - 2nd series		Non-preemptive right	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,041	687	668
	Second Issue of Promissory Notes - 1st series		Non-preemptive right	1,250,000	940,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,406	1,321	1,285
	Second Issue of Promissory Notes - 2nd series		Non-preemptive right	1,250,000	940,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,406	1,322	1,286
	Third Issue of Debentures - 1st series - CRI		Non-preemptive right	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,072	1,053	1,012
	Third Issue of Debentures - 2nd series - CRI		Non-preemptive right	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,072	555	533
	Fourth Issue of Debentures - single series		Non-preemptive right	2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,026	2,053	-
	First Issue of Commercial Paper Notes - single series		Non-preemptive right	750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,016	762	-
	Borrowing cost									(89)	(77)
										9,448	6,446

	Current									279	180
	Non-current									9,169	6,266

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

14.8	Borrowings in foreign currencies

	On March 31, 2022, the Company has loan in foreign currencies (US dollar) to strengthen its the working capital, maintaining its cash strategy, lengthening its indebt profile and make investments.

14.9	Guarantees

	The Company signed a promissory note for a loan agreement with Scotiabank in the amount of USD50 million, which can be executed upon failure of payment of the related loan.

14.10	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in US dollars fixed interest rates and IPCA, exchanging these liabilities for Real linked to CDI (floating). The annual weighted average rate CDI on March 31, 2022 was 6.41% (4.40% on December 31, 2021).

14.11	Financial convenants

	In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s interim financial information drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00 not exceeding equity; and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.00.

	On March 31, 2022, the Company was compliant with those ratios.

22

15	Provision for legal proceedings

	The provision for legal proceedings is estimated by the Company and it is corroborated by its legal advisors, and such provision is recorded in sufficient amount to settle losses assessed and classified as probable.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2020	169	64	49	282
	Additions	2	11	1	14
	Reversal	(4)	(4)	(1)	(9)
	Payments	-	(3)	(1)	(4)
	Monetary correction	3	2	3	8
	Balance as of March 31, 2021	170	70	51	291

	Restricted deposits for legal proceedings	(63)	(58)	-	(121)
	Net provision of judicial deposits	107	12	51	170

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2021	109	69	27	205
	Additions	1	16	2	19
	Reversal	-	(6)	-	(6)
	Payments	-	(5)	(9)	(14)
	Monetary correction	1	1	-	2
	Balance as of March 31, 2022	111	75	20	206

	Restricted deposits for legal proceedings	(64)	(42)	(2)	(108)
	Net provision of judicial deposits	47	33	18	98

15.1	Tax claims

	Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) IPI on resale of imported goods and (iv) other matters.

	The provisioned amount on March 31, 2022, for these matters is R$111 (R$109 on December 31, 2021).

15.2	Social security and labor

	The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On March 31, 2022, the Company recorded a provision of R$75 (R$69 on December 31, 2021), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

15.3	Civil

	The Company is party to civil proceedings (indemnifications, collections, among others) at in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

	Among these proceedings, we highlight the following:

	The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On March 31, 2022, the provision for these lawsuits amounted to R$14 (R$21 on December 31, 2021), for which there are no judicial deposits for legal proceedings.

	The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. On March 31, 2022, the provision for these lawsuits is R$6 (R$6 on December 31, 2021).

	The Company’s total civil, regulatory and property claims on March 31, 2022, is R$20 (R$27 on December 31, 2021).

15.4	Possible contingent liabilities

	The Company has other demands that were classified by Management with the advice of its external lawyers as possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,292 on March 31, 2022 (R$2,346 on December 31, 2021). Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

	IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$486 on March 31, 2022 (R$478 on December 31, 2021).

23

	COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$619 on March 31, 2022 (R$609 on December 31, 2021).

	ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from: (i) purchases from suppliers’ acquisitions considered unqualified by the registry of the State Revenue Service; and (ii) among others matters. These tax assessments amount to R$1,052 on March 31, 2022 (R$1,128 on December 31, 2021). These proceedings are pending final judgment at the administrative and judicial levels.

	ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$17 on March 31, 2022 (R$13 on December 31, 2021). These proceedings are pending judgment at the administrative and judicial levels.

	INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$57 on March 31, 2022 (R$56 on December 31, 2021). Proceedings have been discussed in the administrative and judicial levels.

	Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$49 on March 31, 2022 (R$47 on December 31, 2021).

	Three collective proceedings were opened due to an approach to a customer, in August 2021 at the store in Limeira - SP, in which claim supposed racial issues. All cases were satisfactorily answered and are still in the initial phase awaiting regular progress by the judiciary. Therefore, it is still not possible to reasonably estimate the amounts involved, due to the subjectivity of the matter and the absence of precedent in the jurisprudence in collective proceedings on the subject. No significant impact on interim financial information is expected.

	The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, on March 31, 2022, the estimated amount, in case of success of all lawsuits, was approximately R$12 (R$15 on December 31, 2021).

15.5	Guarantees

	The Company presented bank guarantees and insurance guarantee to judicial process related a civil, tax and labor nature, described below:

	Lawsuits	Letter of guarantees

	Tax claims	640
	Social security and labos	97
	Civil and others	302
	Total	1,039

	The guarantees cost is aproximately 0.31% per year of the value of the lawsuits and it is registered as expense in the course of time.

15.6	Deduction of ICMS from the calculation basis of PIS and COFINS

	Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the STF recognized, in terms of general repercussion, the unconstitutionality of including ICMS in the PIS and COFINS calculation basis. In May 2021, the STF Plenary judged the Declaration Embargoes, in relation to the amount to be excluded from the PIS and COFINS calculation basis, if it should only be the ICMS paid, or if all the ICMS highlighted in the invoices, the STF issued a favorable decision to the taxpayers, concluding that all outstanding ICMS should be excluded from the PIS and COFINS calculation basis.

	Since of such decision on March 15, 2017, the procedural progress has been as anticipated by our legal advisors without any change in the management's judgment. On December 31, 2021, with a favorable decision in its actions, the Company recorded its right in the amount of R$216, see note 8.2.

15.7	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	3/31/2022	12/31/2021

	Tax claims	66	65
	Social security and labos	47	50
	Civil and others	4	4
	Total	117	119

16	LEASE LIABILITIES

16.1	Minimum future payments and potential right of PIS and COFINS

	Leasing agreements totaled R$6,020 on March 31, 2022 (R$4,051 on December 31, 2021). The minimum future payments as leases, by leases term and with the fair value of minimum lease payments, are as follows:

					3/31/2022	12/31/2021
	Financial lease liabilities - minimum payments
	Less than 1 year				285	244
	1 to 5 years				1,427	1,231
	More than 5 years				4,308	2,576
	Present value of financial lease agreements				6,020	4,051
	Current				285	244
	Non-current				5,735	3,807

	Future financing charges				7,789	4,042
	Gross amount of financial lease agreements				13,809	8,093

	PIS and COFINS embedded in the present value of lease agreements				366	246
	PIS and COFINS embedded in the gross value of lease agreements				840	492

	Lease liabilities interest expense is stated in note 23. The incremental interest rate of the Company on the signing date of the agreement was 11.56% in the period ended March 31, 2021 (10.53% on December 31, 2021).

	If the Company adopts the projection of inflation embedded in the nominal incremental rate and converting to a present value as a calculation method, the average percentage of inflation to be project for year would be approximately 7.37% (4.42% on December 31, 2021). The average term of the agreements analyzed is 17.40 years.

16.2	Lease obligation rollforward

				Amount
	As of December 31, 2020			2,776
	Addition - Lease			61
	Lease modification			103
	Interest provision			67
	Principal amortization			(36)
	Interest amortization			(61)
	Write-off due to early termination of agreement			(48)
	As of March 31, 2021			2,862

				Amount
	As of December 31, 2021			4,051
	Addition - Lease			1,842
	Lease modification			145
	Interest provision			145
	Principal amortization			(50)
	Interest amortization			(113)
	As of March 31, 2022			6,020

16.3	Lease expense on variable rents, low-value, and short-term assets

		3/31/2022	3/31/2021

	(Expenses) revenues of the period:
	Variables (1% of sales)	(1)	(3)
	Subleases (i)	9	7

	(i) It refers mainly to the revenue from rental contracts to be received from commercial galleries.

17	DEFERRED REVENUES

			3/31/2022	12/31/2021

	Sale and Leaseback		107	68
	Back Lights (i)		174	233
	Checkstand (ii)		39	41
	Gift card and others		-	2
	Marketing		11	12
	Total		331	356

	(i) Rental of backlight panels.
	(ii) Supplier product exhibition modules, or check stands and rental of displays.

24

18	INCOME TAX AND SOCIAL CONTRIBUTION

18.1	Reconciliation of income tax and social contribution expense

					3/31/2022	3/31/2021	12/31/2020
	Earnings before income tax and social contribution				223	349
	Expense of income tax and social contribution at nominal rate				(76)	(119)

	Adjustments to reflect the effective rate
	Share of profits				3	5	-
	ICMS subsidy - tax incentives (i)				55	-	-
	Current year credit				10	-	-
	Tax benefits				-	3	29
	Other permanent differences				(1)	2	(16)
	Effective income tax				(9)	(109)

	Income tax and social contribution for the period
	Current				(18)	(100)	(704)
	Deferred				9	(9)	268
	Income tax and social contribution expenses				(9)	(109)	(436)

	Effective tax				4.0%	31.2%

	(i) The Company has tax benefits that are characterized as investment subsidies as provided for in Complementary Law n° 160/17 and Law n°. 12,973/14. For the period ended March 31, 2021, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve, see note 19.3.

18.2	Breakdown of deferred income tax and social contribution

	Key components of deferred income tax and social contribution in the balance sheet are the following:

				3/31/2022			12/31/2021
				Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses			171	-	171	167	-	167
	Provision for legal proceedings			59	-	59	59	-	59
	Exchange rate variation			-	(5)	(5)	-	(7)	(7)
	Goodwil tax amortization			-	(317)	(317)	-	(317)	(317)
	Fair value adjustment			-	(11)	(11)	1	-	1
	Property, plant and equipment and intangible assets			26	-	26	33	-	33
	Unrealized gains with tax credits			-	(6)	(6)	-	(28)	(28)
	Cash flow hedge			-	(35)	(35)	-	(26)	(26)
	Lease net of right of use			155	-	155	150	-	150
	Others			18	-	18	13	-	13
	Gross deferred income tax and social contribution assets (liabilities)			429	(374)	55	423	(378)	45

	Compensation			(374)	374	-	(378)	378	-

	Net deferred income tax and social contribution assets (liabilities), net			55	-	55	45	-	45

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of the Company.

	The Company estimates the recovery of the deferred tax assets as follows:

	Years	Amount
	Up to 1 year	22
	From 1 year to 2 years	230
	From 4 years to 5 years	5
	More than 5 years	172
		429

18.3	Rollfoward of deferred income tax and social contribution

				3/31/2022	12/31/2021
	At the beginning of the period			45	(82)
	Benefits in the period			9	127
	Tax over other comprehensive income			1	-
	At the end of the period			55	45

19	SHAREHOLDERS’ EQUITY

19.1	Capital stock and stock rights

	The capital stock on March 31, 2022, is R$789 (R$788 on December 31, 2021), represented by 1,346,914,232 registered common shares (1,346,674,477 on December 31, 2021), all non-par and registered shares. According to the Company's bylaws, the Company’s authorized capital stock may be increased up to 2 bilion common shares.

	On February 21, 2022, the Board of Directors approved a capital contribution in the amount of R$1, through the issuance of 239,755 common shares.

	The Company's shareholding structure is shown as follows:

		3/31/2022		12/31/2021
		Number of shares	Participation	Number of shares		Participation
	Controlling shareholders	557,877,105	41.42%	557,857,105		41.42%
	Outstanding shares	789,037,127	58.58%	788,817,372		58.58%
	Total	1,346,914,232	100.00%	1,346,674,477		100.00%

25

19.2	Distribution of dividends and interest on equity

	At a meeting of the Board of Directors held on September 30, 2021, the advance payment of interest on equity in the gross amount of R$63 was approved, on which the withholding tax was deducted in the amount of R$7, corresponding to the net amount of R$56.

	On March 28, 2022, the management's proposal was disclosed to the market in relation to the amounts of dividends and allocation of the Company's profits on December 31, 2021. The administration's proposal was approved on April 28, 2022, see note 27.3.

19.3	Tax incentive reserve

	The tax incentive reserve by the States started to be considered subsidies for investments, deductible for the calculation of income tax and social contribution. Thus, for the period ended March 31, 2022, the Company allocated the amount of R$163 (R$709 on December 31,2021) to the tax incentive reserve.

	As provided for in article 30 of Law 12,973/14, the tax incentive reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or for an increase in capital. Within the same legal provision, the tax incentive reserve and legal reserve are not part of the calculation basis for the minimum mandatory dividend, and the Company must subject it to taxation, in case of distribution.

19.4	Share-based payment

19.4.1	Recognized Options Granted

	Information relating to the Company's option plan and compensation plan is summarized below:

					3/31/2022
					Number of shares (in thousands)
	Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Cancelled	Current
	B8	5/31/2021	6/1/2024	0.01	363	(29)	334
	C8	5/31/2021	6/1/2024	13.39	363	(29)	334
					726	(58)	668

19.4.2	Consolidated information of Company's share-based payment plans

	According to the plans, the options granted in each of the series may represent maximum 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until March 31, 2022:

				3/31/2022
				(in thousands)

	Number of shares			1,346,914
	Balance of effective stock options granted			668
	Maximum percentage of dilution			0.05%

	The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for B8 and C8 series: (a) expectation of dividends of 1.28%; (b) expectation of volatility nearly 37.06%; (c) the weighted average interest rate without risk of 7.66% and (d) exit rate of approximately 8.00%.

	The expectation of remaining average life of the series outstanding at March 31, 2022 is 26 months. The weighted average fair value of options granted at March 31, 2022 was R$17.21 and R$7.69 (B8 and C8 respectively).

				Shares	Weighted average of exercise price		Weighted average of remaining contractual term
				in thousands	R$
	At December 31, 2021			668	6.70		2.42

	At March 31, 2022
	Outstanding at the end of the period			668	6.70		2.17
	Total to be exercised at March 31, 2022			668	6.70		2.17

	The amount recorded in the statement of operations for the period ended March 31, 2022 were R$1 (there is no amount for the period ended March 31, 2021).

26

19.4.3	Based payment plans

	The table below refers to the pre spin-off GPA options plan, in which certain Company executives maintain remuneration in GPA shares up to the date of exercise of the actions indicated below.

					3/31/2022
					Number of shares
	Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Current
	B6	5/31/2019	5/31/2022	0.01	2,310	(660)	(180)	1,470
	C6	5/31/2019	5/31/2022	53.23	1,795	(600)	(230)	965
	B7	1/31/2021	5/31/2023	0.01	3,365	(550)	(130)	2,685
	C7	1/31/2021	5/31/2023	38.58	2,485	(530)	(130)	1,825
					9,955	(2,340)	(670)	6,945

	The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

					Shares	Weighted average of exercise price	Weighted average of remaining contractual term
					in thousands	R$
	Total to be exercised at December 31, 2021				7,060	17.46	1.06

	At March 31, 2022
	Cancelled during the period				(60)	25.44
	Exercised during the period				60	71.94
	Expired during the period				(115)	35.82
	Outstanding at the end of the period				6,945	17.55	0.82
	Total to be exercised at March 31, 2022				6,945	17.55	0.82

	The amount recorded in the statement of operations for the period ended March 31, 2022 were R$4 (R$5 on March 31, 2021).

20	NET OPERATING REVENUE

					3/31/2022	3/31/2021
	Gross operating revenue
	Goods				12,484	10,347
	Services rendered and others				37	25
					12,521	10,372
	(-) Revenue deductions
	Returns and sales cancellation				(23)	(17)
	Taxes				(1,055)	(907)
					(1,078)	(924)

	Net operating revenue				11,443	9,448

21	EXPENSES BY NATURE

					3/31/2022	3/31/2021

	Inventory costs				(9,452)	(7,813)
	Personnel expenses				(721)	(567)
	Outsourced services				(42)	(58)
	Selling expenses				(164)	(139)
	Functional expenses				(213)	(166)
	Other expenses				(122)	(91)
					(10,714)	(8,834)

	Cost of sales				(9,617)	(7,941)
	Selling expenses				(929)	(756)
	General and administrative expenses				(168)	(137)
					(10,714)	(8,834)

22	OTHER OPERATING EXPESES, NET

					3/31/2022	3/31/2021

	Result with property, plant and equipment and lease				(3)	2
	Provision for legal proceedings				(1)	-
	Reestructuring expenses and others				(4)	(2)
	Others				-	(1)
	Total				(8)	(1)

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23	NET FINANCIAL RESULT

		3/31/2022	3/31/2021
	Financial income
	Cash and cash equivalents interest	32	8
	Monetary correction (assets)	35	8
	Other financial income	3	1
	Total financial income	70	17

	Financial expenses
	Cost of debt	(227)	(78)
	Cost and discount of receivables	(19)	(6)
	Monetary correction (liabilities)	(4)	(3)
	Interest on leasing liabilities	(100)	(64)
	Other financial expenses	(22)	-
	Total financial expenses	(372)	(151)
	Total	(302)	(134)

24	Earnings per share

	The Company calculates earnings per share by dividing the net income, referring to each class of share, by total outstanding common shares during the period.

	On August 11, 2021, the Extraordinary General Meeting (EGM) approved the split of 269,299,859 (two hundred and sixty-nine million, two hundred and ninety-nine thousand, eight hundred and fifty-nine) common shares, whereby each share issued of the Company was split into 5 (five) shares of the same type, with no change in the value of the Company's capital stock, with the Company's capital stock divided into 1,346,499,295 (one billion, three hundred and forty-six million, four hundred and ninety-five nine thousand, two hundred and ninety-five), all registered and without par value.

	The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each period:

				3/31/2022	3/31/2021
					Originally presented	Split effect	Recasted
	Basic number:
	Allocated basic earnings and not distributed			214	240	-	240
	Net income allocated available to common shareholders			214	240	-	240

	Basic denominator (millions of shares)
	Weighted average of the number of shares			1,347	268	1,072	1,340
	Basic earnings per million shares (R$)			0.158659	0.895522		0.179104

				3/31/2022	3/31/2021
					Originally presented	Split effect	Recasted
	Diluted number:
	Allocated diluted earnings and not distributed			214	240	-	240
	Net income allocated available to common shareholders			214	240	-	240

	Diluted denominator (millions of shares)
	Weighted average of the number of shares			1,347	268	1,072	1,340

	Stock options plan			10	-	-	-
	Diluted weighted average of shares			1,357	268	1,072	1,340
	Diluted earnings per million shares (R$)			0.157507	0.895522		0.179104

25	Non-cash transactions

	The Company had transactions that did not represent a cash disbursement, and therefore, such transactions were note presented in the cash flow statements, as described below:

	• Acquistion of property, plant and equipment not yet paid, in note 11.4.
	• Acquistion of intangibles with related parties, in notes 9.1 and 12.2.
	• Acquistion of assets held for sale with related parties, in note 26.1.

26	ASSETS HELD FOR SALE

			3/31/2022	12/31/2021
	Sale and leaseback		147	147
	Extra Hiper stores (i)		1,200	403
			1,347	550

	(i) Corresponds to the 17 properties owned by GPA and which were sold to the real estate investment fund, see note 27.2.

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26.1	Additions to assets held for sale for cash flow presentation purpose

		3/31/2022
	Additions	797
	Acquisition of assets - Additions	(797)
	Acquisition of assets - Payments	250
	Total	250

27	SUBSEQUENT EVENTS

27.1	Funding of the fifth issuance of debentures

	On April 5, 2022, the Company raised funds through the 5th issue of debentures, in a single series, in the amount of R$250. The proceeds from this issue will be used entirely and exclusively to reimburse expenses and expenditures related to the expansion and/or maintenance of certain properties. These debentures will accrued interest at a rate of CDI + 0.75% per year, which will be paid semi-annually until maturity (on March 2025).

27.2	Sale real estate GPA

	On April 13, 2022, the Administrative Council for Economic Defense (“CADE”) issued a favorable opinion without restrictions on the sale of the 17 properties owned by GPA to the Barzel Properties real estate investment fund.

27.3	Approval of the distribution of dividends

	At the Annual General Meeting held on April 28, 2022, our shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$224, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2021. This amount excludes the tax incentive reserve related to the recognition of tax credits for investment subsidy in the total amount of R$709. Of the total dividend amount, R$56 was paid on October 14, 2021 as interest on shareholders’ equity, and amount of R$168 corresponding to R$0.125038407679398 per common share, is expected to be paid by June 28, 2022, holders of ADSs will receive the dividend distribution to which they are entitled through the Sendas Depositary.

27.4	Capital contribution

	At the EGM held on April 28, 2022, the Company approved, observing the authorized capital limit, the capital contribution in the amount R$464 through the capitalization of profit reserves, without issuance of new shares.

	On May 9, 2022, the Company approved, observing the authorized capital limit, the capital contribution in the amount R$1 through the issuance of 298,919 common shares.

29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.